Exhibit 99.1

ASX ANNOUNCEMENT

April 7, 2006

Appointment of Company Secretary

ChemGenex Pharmaceuticals Limited (ASX:CXS, NASDAQ:CXSP) has appointed Mr. Eric Patrick Merrigan as Company Secretary of the Company, following the resignation of Mr. Steven Allan Cole from this position.

Mr. Merrigan is currently the Chief Financial Officer of ChemGenex Pharmaceuticals Limited and will retain this role.

Mr. Cole has served as Company Secretary since June 2002 and will continue in his executive position with Charter Pacific Corporation Limited, a significant shareholder in ChemGenex.

The Board of Directors wishes to record its appreciation for Mr. Cole’s service to the Company.

Dr. Greg Collier

Chief Executive Officer

ChemGenex Pharmaceuticals Limited

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com ABN 79 000 248 304